                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   AMICAS INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    001712108
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                                 (CUSIP Number)

                                 MARCH 21, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
CONTROL NUMBER.

SEC 1745 (12-02)

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CUSIP No. 001712108                 13G                  Page 2 of 6 Pages

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--------- ------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          NEIL GAGNON

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2.        CHECK THE APPROPRIATE BOX IF A GROUP*                                                            (a)
                                                                                                           (b) |X|
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3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

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    NUMBER OF       5.    SOLE VOTING POWER                                                                   995,095
      SHARES
------------------- ----- --------------------------------------------- ----------------------------------------------
   BENEFICIALLY     6.    SHARED VOTING POWER                                                                 390,606
     OWNED BY
------------------- ----- --------------------------------------------- ----------------------------------------------
      EACH          7.    SOLE DISPOSITIVE POWER                                                              964,770
    REPORTING
------------------- ----- --------------------------------------------- ----------------------------------------------
   PERSON WITH:     8.    SHARED DISPOSTIVE POWER                                                           1,471,789

------------------- ----- --------------------------------------------- ----------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      2,436,559

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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- ---------------------------------------------------------------------------- -------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                     5.07%

--------- ---------------------------------------------------------------------------- -------------------------------
12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                    IN

--------- ---------------------------------------------------------------------------- -------------------------------

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CUSIP No. 001712108                 13G                 Page 3 of 6 Pages

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ITEM 1.
        (a)  Name of Issuer: AMICAS INC.

        (b)  Address of Issuer's Principal Executive Offices:  20 GUEST STREET,
                                                               BOSTON, MA 02135

ITEM 2. (a)  Name of Person Filing:   NEIL GAGNON

        (b)  Address of Principal Business Office or,
             if none, Residence:      1370 AVE. OF THE AMERICAS, SUITE 2400
                                      NEW YORK, NY 10019

        (c)  Citizenship:             US

        (d)  Title of Class of Securities:  COMMON STOCK, PAR VALUE $0.001 PER
                                            SHARE

        (e)  CUSIP Number: 001712108

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
             240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ]      Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).
        (b)  [ ]      Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).
        (c)  [ ]      Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).
        (d)  [ ]      Investment  company  registered  under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).
        (e)  [ ]      An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);
        (f)  [ ]      An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);
        (g)  [ ]      A parent holding company or control person in accordance
                      with ss. 240.13d-1(b)(1)(ii)(G);
        (h)  [ ]      A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i)  [ ]      A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j)  [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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CUSIP No. 001712108                 13G                 Page 4 of 6 Pages

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ITEM 4.      OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                            As of March 21, 2006, Neil Gagnon beneficially owned
                            2,436,559 shares of Common Stock of Amicas, Inc.,
                            which amount includes (i) 415,470 shares
                            beneficially owned by Mr. Gagnon over which he has
                            sole voting power and sole dispositive power; (ii)
                            27,635 shares beneficially owned by Mr. Gagnon over
                            which he has sole voting power and shared
                            dispositive power; (iii) 250,925 shares beneficially
                            owned by Lois Gagnon, Mr. Gagnon's wife, over which
                            he has shared voting power and shared dispositive
                            power; (iv) 580 shares beneficially owed by Mr.
                            Gagnon and Mrs. Gagnon as Joint Tenants with Rights
                            of Survivorship, over which he has shared voting
                            power and shared dispositive power; (v) 56,531
                            shares held by the Lois E. and Neil E. Gagnon
                            Foundation (the "Foundation"), of which Mr. Gagnon
                            is a trustee and over which he has shared voting
                            power and shared dispositive power; (vi) 82,570
                            shares held by the Gagnon Family Limited Partnership
                            (the "Partnership") of which Mr. Gagnon is a partner
 (a) Amount                 and over which he has shared voting power and shared
     beneficially owned:    dispositive power; (vii) 71,075 shares held by the
                            Gagnon Grandchildren Trust (the "Trust") over which
                            Mr. Gagnon has shared dispositive power but no
                            voting power; (viii) 546,680 shares held by four
                            hedge funds (collectively, the "Funds"), of which
                            Mr. Gagnon is either the principal executive officer
                            of the manager or the managing member of a member of
                            the general partner or the managing member and over
                            which he has sole dispositive power and sole voting
                            power; (ix) 2,620 shares held by the Gagnon
                            Securities LLC Profit Sharing Plan and Trust (the
                            "Plan") of which Mr. Gagnon is a Trustee and over
                            which Mr. Gagnon has sole dispositive power and sole
                            voting power; (x) 2,690 shares held by the Plan,
                            over which Mr. Gagnon has shared dispositive and
                            sole voting power; and (xi) 979,783 shares held for
                            certain customers of Gagnon Securities LLC, of which
                            Mr. Gagnon is the managing member and the principal
                            owner and over which he has shared dispositive power
                            but no voting power.

                            5.07% beneficially owned by Mr. Gagnon. Calculation
                            of percentage of beneficial ownership is based on
                            48,055,041 shares of Issuer's Common Stock
 (b) Percent of class:      outstanding on November 3, 2005 as reported by the
                            Issuer in its Quarterly Report filed on November 9,
                            2005, on Form 10-Q for the period ended September
                            30, 2005.

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CUSIP No. 001712108                 13G                 Page 5 of 6 Pages

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     (c)     Number of shares as to which the
             person has:

                    (i)   Sole power to vote or to direct the vote:                             995,095

                   (ii)   Shared power to vote or to direct the vote:                           390,606
                  (iii)   Sole power to dispose or to direct the disposition of:                964,770

                   (iv)   Shared  power to dispose or to direct the  disposition of:          1,471,789

ITEM 5-9     Not Applicable

Filing of this statement by Mr. Gagnon shall not bee deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at
Gagnon Securities LLC or by the Foundation, the Partnership, the Trust, the
Funds or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership, the Trust, the Funds or Plan. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common
Stock of the Issuer.

ITEM 10.     CERTIFICATION

             The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above
                  were acquired and are held in the ordinary course of
                  business and were not acquired and are not held for the
     (a)          purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not
                  acquired and are not held in connection with or as a
                  participant in any transaction having that purpose or
                  effect. [X]

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CUSIP No. 001712108                 13G                 Page 6 of 6 Pages

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 March 23, 2006
                                 --------------
                                 Date

                                 /s/ Neil Gagnon
                                 ----------------
                                 Signature

                                 Neil Gagnon
                                 -----------
                                 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)